Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere and incorporated by reference in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors.

 Throughout this report, unless the context indicates otherwise, references to “we,” “us,” “our,” “Huachen Cayman,” “our Company,” and the “Company” are to Huachen AI Parking Management Technology Holding Co., Ltd, a Cayman Islands exempted company, and when describing Huachen Cayman’s consolidated financial information for the six months ended June 30, 2026 and the fiscal years December 31, 2025, also include Huachen Cayman’s subsidiaries. References to “PRC subsidiaries” are to CYH Shanghai, Hangzhou ZHC and Jiaxing XC. References to “Operating Subsidiaries” are to YHC HK, CYH Shanghai, Hangzhou ZHC and Jiaxing XC.

●	“Class A Ordinary Shares” refers to Class A ordinary shares of Huachen Cayman with par value $0.0000375 per share.

●	“Class B Ordinary Shares” refers to Class B ordinary shares of Huachen Cayman with par value $0.0000375 per share.

●	“CYH Shanghai” refers to Chuang Yu He (Shanghai) Industrial Co., Ltd., a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of YHC HK.

●	“Hangzhou ZHC” refers to Hangzhou Zhihuichong Technology Co., Ltd., a limited liability company organized under the laws of the PRC and a 90% subsidiary of CYH Shanghai.

●	“Jiaxing XC” refers to Jiaxing Xuchen Technology Co., Ltd. (“Jiaxing XC”), a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of CYH Shanghai.

●	“Ordinary Shares” refer to both Class A Ordinary Shares and Class B Ordinary Shares of Huachen Cayman

●	“RMB” refers to Renminbi, or the legal currency of the PRC.

●	“YHC HK” refers to Yu He Chuang Co., Ltd, an entity incorporated under the laws and regulations in Hong Kong and a wholly-owned subsidiary of Huachen Cayman.

●	“U.S. dollars,” “$,” and “USD” refer to the legal currency of the United States.

Overview

Huachen Cayman was established under the laws of Cayman Islands as a holding company. Our main business operations are conducted through our Operating Subsidiaries in China.

We are an equipment structural parts provider and conduct all our operations through our Operating Subsidiaries in China. The Operating Subsidiaries offer equipment structural parts, including (i) product structural parts, (ii) garage structural parts, (iii) materials such as customized steel and load-bearing steel plates for cubic parking equipment, and (iv) railroad accessories. Customers of equipment structural parts, including are industrial manufacturing companies, such as producers of mining haulers, industrial conveyors, railroad tracks, and other products.

The Company entered into an agreement to sell its Hong Kong subsidiary, Hua Chen Intelligent Technology Co., Limited, and its eight subsidiaries to an unrelated buyer for $50,000. The disposal aligns with the Company’s strategic exit from its legacy operations amid slowing growth in China’s real estate market. Following this restructuring and to revitalize its core business, the Company subsequently re-established its footprint in the equipment structural parts industry by acquiring new operating subsidiaries (including Jiaxing XC). Moving forward, the Company will focus its continuing operations on this newly acquired industrial equipment structural parts business and electric vehicle charging operations through Hangzhou ZHC, launched in the second half of 2025.

For the six months ended June 30, 2026 and 2025, our revenues from continuing operations were approximately $2.47 million and nil, respectively. For the six months ended June 30, 2026 and 2025, our revenues from discontinued operations were approximately nil and $8.15 million. For the six months ended June 30, 2026 and 2025, we had net income of approximately $0.05 million and $1.25 million.

Recent Developments

Share Capital Increase and Share Consolidation Authorization

On July 8, 2026, the Company held an extraordinary general meeting of shareholders at which the shareholders approved, among other matters, (i) an increase in the Company’s authorized share capital from US$78,125 to US$37,500,000, by the creation of 798,333,333,333 additional Class A Ordinary Shares and 199,583,333,333 additional Class B Ordinary Shares, (ii) the adoption of an Amended and Restated Memorandum of Association reflecting such increase, and (iii) the authorization of the Board of Directors to implement one or more consolidations of the Company’s Class A Ordinary Shares and Class B Ordinary Shares during the two-year period following the meeting, at an aggregate consolidation ratio of not more than 4,000-to-1, with the applicable ratio and effective date to be determined by the Board of Directors.

Securities Purchase Agreements

On July 15, 2026, the Company entered into securities purchase agreements with certain investors to sell 7,000,000 Class A ordinary shares at a price of $1.552 per share, raising a total of $10,864,000 in cash. The transaction was conducted as a private placement exempt from U.S. registration requirements, with the company successfully receiving the funds and issuing the shares on July 17, 2026.

Change in Class B Ordinary Shares Voting Rights

On August 18, 2026, the Company held a meeting of the holders of Class A Ordinary Shares and the holders of Class A Ordinary Shares approved the variation of the rights attaching to the Class A Ordinary Shares arising from the proposed increase in the voting rights of the Class B Ordinary Shares and the adoption of the Amended and Restated Memorandum and Articles of Association. At the subsequent extraordinary general meeting held on the same date, the shareholders approved (i) an increase in the voting rights attached to each Class B Ordinary Share from 30 votes to 200 votes per share and (ii) the adoption of the Amended and Restated Memorandum and Articles of Association reflecting such increase.

Following the extraordinary general meeting, the sole holder of the Class B Ordinary Shares entered into a Voting Rights Waiver Agreement with the Company, pursuant to which such holder irrevocably waived the additional 170 votes per Class B Ordinary Share. Accordingly, the Class B Ordinary Shares currently carry 30 effective votes per share.

The Company expects to convene an extraordinary general meeting to approve the reduction of the voting rights attached to each Class B Ordinary Share from 200 votes to 30 votes per share, thereby formally restoring the voting rights applicable prior to the August 18, 2026 extraordinary general meeting.

Strategic Cooperation with Beyinda Limited

On September 9, 2026, Huachen AI Parking Management Technology Holding Co., Ltd. signed a non-exclusive strategic cooperation framework agreement with Hong Kong-based Beyinda Limited to expand the market for precision metal components in mainland China. Huachen will utilize its market channels, customer resources, and business development strengths to boost Beyinda’s sales, while Beyinda will handle product manufacturing, quality assurance, and delivery across sectors like new energy vehicles, charging infrastructure, and energy storage. The agreement sets a collaborative framework only and does not mandate minimum purchase or sales commitments. Furthermore, no specific terms regarding revenue-sharing, pricing, commissions, or compensation have been finalized yet; all commercial details and economic benefits depend entirely on future transaction orders, which are not guaranteed to occur.

Registered Direct Offering

On September 15, 2026, we entered into a securities purchase agreement with certain investors pursuant to which we agreed to issue and sell, in a best-efforts offering an aggregate of 2,750,000 Class A Ordinary Shares, accompanied by ordinary warrants to purchase up to an aggregate of 2,750,000 Class A Ordinary Shares (the “Ordinary Warrants”), at an offering price of US$1.00 per Class A Ordinary Share and accompanying Ordinary Warrant. The offering was made pursuant to our registration statement on Form F-3 (File No. 333-296529), initially filed with the SEC on June 5, 2026 and declared effective on June 12, 2026, the base prospectus included therein and a prospectus supplement dated September 15, 2026.

The offering was closed on September 16, 2026. We received gross proceeds of approximately US$2.75 million, before deducting placement agent fees and other offering expenses. We intend to use the proceeds from the offering for the purchase of insurance coverage for our directors and officers and for working capital and general corporate purposes.

A. Operating Results.

Factors Affecting Our Results of Operations

The growth and future success of the business depends on many factors. While each of these factors presents significant opportunities for the business, they also present challenges. We must meet these challenges to sustain our growth and improve our operating results.

Customer and supplier concentration risks

Our revenues and cost of revenues are characterized by a high degree of concentration. For the six months ended June 30, 2026, one single customer accounted for 100% of our total revenue, and one single supplier accounted for 100% of our total cost of revenue. Consequently, our operating results and short-term financial stability are heavily dependent on our ongoing relationship with this key customer and supplier, as well as their respective business viability and operational performance. Any material adverse change in their financial condition, loss of this key customer without immediate replacement, or disruption in the supply chain from this sole supplier could significantly disrupt our business operations and materially and adversely affect our top-line revenue, gross margins, and cash flows.

Success of strategic transformation to an asset-light model

Our future profitability and operational efficiency are heavily dependent on the successful execution of our transition from traditional manufacturing to an asset-light trade and agency model within the equipment structural parts segment. While this shift is intended to reduce capital expenditures and depreciation costs, our margins will increasingly depend on our ability to manage a network of third-party manufacturers and maintain favorable terms in our agency agreements. Any inability to maintain quality control or supply chain stability during this transition could materially impact our results.

Market adoption and scaling of EV charging infrastructure

As we pivot toward the EV charging sector, our revenue growth is driven by the pace at which we can deploy hardware in high-traffic destination charging locations. This depends on our success in securing partnerships with property managers and commercial developers. Factors such as the overall adoption rate of electric vehicles, changes in government subsidies for green infrastructure, and the competitive landscape for charging pile installations will significantly influence our top-line growth and market share.

Ability to monetize value-added services via our digital platform

A critical factor for our long-term margin expansion is our ability to transition from hardware-based sales to data-driven monetization. Our operating results will be affected by the progress of our R&D initiatives—specifically the development of proprietary communication protocols and the rollout of value-added services (such as digital marketing and premium memberships). Our success depends on our ability to convert charging user traffic into recurring revenue streams, which is subject to user engagement levels and evolving data privacy regulations.

Timing of R&D milestones and commercialization

As our current charging service offerings are in the research and development stage, the timing of their commercial launch—currently anticipated for the second half of 2026—will be a primary driver of our future financial performance. Delays in technical milestones, challenges in recruiting specialized MCU and software engineers, or higher-than-anticipated R&D expenditures could postpone revenue generation and affect our liquidity and short-term profitability.

Accounting for discontinued operations and structural realignment

Our historical financial results for the 2023 and 2024 fiscal years, as well as the first half of 2025, primarily reflect discontinued operations. Consequently, our future financial statements may not be directly comparable to our historical data. Our ability to manage the wind-down costs of legacy operations while simultaneously funding the growth of our new business segments will be a significant factor in our near-term financial stability.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the six months ended June 30, 2026 and 2025 as indicated and provides information regarding the dollar and percentage increase or (decrease) during such periods. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future trends.

For the six months ended June 30, 2026 and 2025

		Change
	2026	2025	Amount	%
	(US$)	(US$)	(US$)
Revenue	2,473,192	-	2,473,192	N/M
Cost of revenue	1,469,300	-	1,469,300	N/M
Gross profit	1,003,892	-	1,003,892	N/M

Operating expenses
General and administrative expenses	941,483	616,628	324,855	52.7%
Total operating cost and expenses	941,483	616,628	324,855	52.7%

Income (loss) from operations	62,409	(616,628)	679,037	110.1%

Other (expenses) income
Interest expenses	-	(960)	(960)	(100)%
Other expenses, net	(8,248)	-	8,248	N/M
Total other expenses, net	(8,248)	(960)	7,288	759.2%
Income (loss) before income taxes	54,161	(617,588)	671,749	108.8%
Income taxes expense	2,888	-	2,888	N/M
Income (loss) from continuing operations	51,273	(617,588)	668,861	108.3%
Income from discontinued operation (net of tax)	-	1,865,348	(1,865,348)	(100.0)%
Net income	51,273	1,247,760	(1,196,487)	(95.9)%
Net income attributable to the noncontrolling interest	-	431,821	(431,821)	(100.0)%
Net income attributable to common shareholders	51,273	815,939	(764,666)	(93.7)%

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation income	168,765	1,412,731	(1,243,966)	(88.1)%
Total comprehensive income	220,038	2,660,491	(2,440,453)	(91.7)%

We review the following indicators to measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. The following table summarizes the key performance indicators that we use to evaluate our business for the six months ended June 30, 2026 and 2025.

	For the Six Months Ended
	June 30,			%
	2026	2025	Change	Change
REVENUE	2,473,192	-	2,473,192	N/M

COST OF REVENUE	1,469,300	-	1,469,300	N/M

GROSS PROFIT	1,003,892	-	1,003,892	N/M

OPERATING EXPENSES	941,483	616,628	324,855	52.7%

GROSS PROFIT MARGIN	41%	N/M	N/M	N/M

Revenues

The following table sets forth the breakdown of total revenues by category of activity for the six months ended June 30, 2026, and 2025.

	For the Six Months Ended June 30,
	2026		2025
	US$	%	US$	%
Revenues:
Equipment structural parts	2,473,192	100.00	1,840,487	22.60
Cubic parking garage	-	-	6,240,539	76.62
Maintenance services	-	-	60,748	0.75
Others	-	-	3,483	0.03
Total revenues	2,473,192	100.00	8,145,257(1)	100.00

(1)	Total revenues for the six months ended June 30, 2025 include revenues of $8,145,257 derived from discontinued operations related to the disposed subsidiaries. On the face of the Condensed Consolidated Statements of Comprehensive Income, revenues from these disposed subsidiaries have been retrospectively reclassified to net income from discontinued operations, resulting in nil revenue from continuing operations for the six months ended June 30, 2025.

On December 22, 2025, Huachen Cayman divested Hua Chen Intelligent Technology Co., Limited and its subsidiaries and incorporated new subsidiaries dedicated to the equipment structural parts business, while also planning to expand into the electric vehicle charging business.

Total revenue for the six months ended June 30, 2026, was approximately $2.47 million, representing an increase of $2.47 million, or 100%, from nil for the six months ended June 30, 2025. The increase was primarily due to the fact that the Company’s parent entity, acting as a holding company, generated no revenue during six months ended June 30, 2025. Instead, the majority of the Company’s revenue was derived from the disposed subsidiaries and newly incorporated subsidiaries in 2025. Revenue from the disposed subsidiaries has been reclassified to net profit from discontinued operations.

For the six months ended June 30, 2026, $2,473,192 of the revenue from the equipment structural parts, was derived from continuing operations Jiaxing XC. As the Company’s revenues for the six months ended June 30, 2025, $8,145,257 was also primarily generated by the disposed subsidiaries. Revenue from the disposed subsidiaries has been reclassified to net profit from discontinued operations.

Cost of Revenues

For the six months ended June 30, 2026, the cost of revenue was $1.47 million, reflecting an increase of $1.47 million, or 100%, from nil for the six months ended June 30, 2025. The increase was primarily due to the fact that the costs of revenue for the fiscal year 2025 were mainly generated by operations of the disposed subsidiaries, which have been reclassified to net profit from discontinued operations. For the six months ended June 30, 2026, $1,469,300 of the cost of revenue from the equipment structural parts, was derived from continuing operations Jiaxing XC.

Gross Profit and Margin

For the six months ended June 30, 2026, gross profit was $1.00 million and gross profit margin was 41%. For the same reasons mentioned above, the cost of revenues for the six months ended June 30, 2025, was reclassified into net income from discontinued operations, resulting in a gross profit and gross margin of nil.

Operating Expenses

Operating expenses increased from $0.62 million for the six months ended June 30, 2025 to $0.94 million for the six months ended June 30, 2026, representing a growth of 52.7%. This increase was primarily attributable to the increased in general and administrative expenses.

	For the six months ended June 30,
	2026		2025		Variance
	US$	%	US$	%	%
	Unaudited
Operating expenses
General and administrative expenses	941,483	100.0	616,628	100.0	52.7
Operating expenses	941,483	100.0	616,628	100.0	52.7

Operating expenses primarily comprised of general and administrative expenses. Total operating expenses were $0.94 million for the six months ended June 30, 2026, an increase of $0.32 million, or 52.7%, from $0.62 million in the same period of the prior year. The increase in expenses was primarily due to the fact that the general and administrative expenses for the six months ended 2025 were mainly generated by operations of the holding company, totaling $0.62 million, which mainly consisted of professional consulting fees.

For the six months ended June 30, 2026, the $0.94 million in general and administrative expenses was from the holding company and several newly incorporated entities, primarily comprised of intermediary fees, rent, office expenses, and other costs across the Company.

Total other expense, net

Total other expenses, net primarily consists of interest expense, net and other expense, net.

Other expense, net increased by $8,248 (100%) from nil for the six months ended June 30, 2025 to $8,248 for the six months ended June 30, 2026 which was primarily attributable to an increase in non-operating expenses.

Interest expense, net primarily consists of interest expense and interest income. Interest income decreased by 100% from $193 for the six months ended June 30, 2025 to nil for the six months ended June 30, 2026. Interest expense decreased by 1,153 from $1,153 for the six months ended June 30, 2025 to nil for the six months ended June 30, 2026 which was primarily attributable to the decreased average loan balances due to new bank loans obtained.

Income taxes expenses

Income taxes expense was $2,888 in the six months ended June 30, 2026 compared to an income taxes expense of nil for the six months ended June 30, 2025. The income tax expense mainly relates to income tax recognized on the net income generated by Jiaxing XC, a subsidiary newly consolidated in December 2025, from its operations in mainland China.

Income from discontinued operations (net of tax)

Discontinued operations represent our former PRC-based business, which was disposed of in 2025. These operations accounted for substantially all of our revenue in fiscal years 2024 and 2023, and continued to contribute significantly to our results in fiscal year 2025 prior to disposal.

Revenue from discontinued operations was approximately $8.15 million for the six months ended June 30, 2025, compared to nil for the six months ended June 30, 2026. The decrease in revenue was primarily attributable to the fact that the disposal of the Company’s subsidiaries was completed in December 2025, and there were no longer any discontinued operations in 2026.

Costs and expenses associated with discontinued operations were $5.58 million and nil for the six months ended June 30, 2025 and 2026. The decrease in costs and expenses was primarily attributable to the decline in revenue, which resulted in a corresponding reduction in associated costs.

Income from discontinued operations was $1.87 million and nil for the six months ended June 30, 2025 and 2026. The decrease was primarily attributable to the factors discussed above.

Following the completion of the disposal, we no longer generate revenue from these operations, and they are not expected to contribute to our future results. Accordingly, our future financial performance will depend entirely on our continuing operations.

Net income

As a result of the foregoing, our net income decreased by $1.2 million, or 95.9%, from $1.25 million for the six months ended June 30, 2025 to $0.05 million for the six months ended June 30, 2026.

Taxation

Cayman Islands, British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands, British Virgin Islands and Hong Kong, we are not subject to tax on income or capital gains. Cayman Islands, British Virgin Islands, and Hong Kong withholding tax will not be imposed upon payments of dividends to our shareholders.

China Mainland

Dividend Withholding Tax

Generally, dividend income is subject to a withholding tax rate of 10%. However, if a tax treaty between China and another country provides for a lower rate, the treaty rate may be applied.

Corporate Income Tax

The basic corporate income tax rate is 25%. For small and micro-sized enterprises with annual taxable income not exceeding RMB 3 million, the taxable income is uniformly reduced to 25% and is subject to a tax rate of 20%. High-tech enterprises that are key targets of national support are subject to a reduced tax rate of 15%.

Value-Added Tax

Generally, the tax rate is 13% for the sale of goods, processing, repair and maintenance services, tangible movable property leasing services, and imported goods, unless otherwise specified. The tax rate is 9% for the sale of transportation, postal, basic telecommunications, construction, real estate leasing services, sale of real estate, transfer of land use rights, and the sale or import of specific goods such as agricultural products, edible vegetable oils, and edible salt. The tax rate is 6% for the sale of services and intangible assets (except as otherwise provided above). The tax rate is 0% for the export of goods (unless otherwise specified by the State Council), cross-border sales of services and intangible assets within the scope specified by the State Council.

Basic and diluted EPS

Basic and diluted EPS were approximately $0.04 per ordinary share for the six months ended June 30, 2026, as compared to $0.75 per ordinary share for the six months ended June 30, 2025, respectively.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of June 30, 2026 and December 31, 2025. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report.

	As of
	June 30, 2026	December 31, 2025
Assets
Cash and cash equivalents	$61,896	$389
Accounts receivable	4,242,678	7,070,814
Other receivables - related parties	4,925,692	4,779,184
Prepaid expenses and other current assets	87,653	101,344
Right-of-use assets, net	29,393	39,552
Total assets	$9,347,312	$11,991,283

Liabilities and shareholders’ equity
Accounts payable	2,661,465	6,593,137
Accrued liabilities and other payables	997,741	73,638
Taxes payable	196,423	59,531
Other payables - related parties	39,315	21,587
Lease liability-current	25,411	24,229
Lease liability-non-current	6,493	18,735
Total liabilities	$3,926,848	$6,790,857

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. The total balance of cash and cash equivalents increased from $389 as of December 31, 2025 to $61,896 as of June 30, 2026, primarily as a result of net cash of $60,893 provided by operating activities.

Accounts receivable

The total amount of accounts receivable is the sum of the amounts that the Company has not yet collected after selling goods. After deducting the amounts that are expected to be uncollectible (i.e., the allowance for doubtful accounts), the actual amount of accounts receivable that can be collected is referred to as the accounts receivable, net. As compared with the balance as of December 31, 2025, the accounts receivable decreased by 40% to $4.24 million as of June 30, 2026. The decrease in the balance as of June 30, 2026 was caused by collection from customers.

Prepaid expenses and other current assets

Prepaid expenses primarily include Nasdaq membership fees, which are amortized on a straight-line basis over the period benefited of five years. As of June 30, 2026 and December 31, 2025, the balance of prepaid expenses from Nasdaq membership is $36,984 and $41,011.

Other current assets primarily consist of amounts due from third-party individuals for fund transactions and deposits for daily operations. The Company reviews the recoverability of other current assets on a regular basis and records an allowance for credit loss when collection is considered doubtful. As of June 30, 2026 and December 31, 2025, there is no allowance for credit losses balances from continuing operations.

Accounts payable

Accounts payable refers to the amounts that the Company owes to the suppliers for the purchase of materials, goods, or the receipt of services. It is a short-term liability of the Company. The balance as of June 30, 2026 was $2.66 million, a decrease of $3.93 million, or 59.6%, from the balance as of December 31, 2025. The decrease corresponded to some of payments of goods paid during the first half of the year.

Liquidity and Capital Resources.

We fund our operations primarily through operating cash flow and, where necessary, bank loans. We plan to support our future operations primarily from cash flows from operating activities and cash on hand.

Almost all of our business is conducted in China, and all of our income, expenses, cash and cash equivalents are denominated in RMB, which is not freely convertible into foreign currency. All foreign exchange transactions are conducted through People’s Bank of China or other banks authorized to buy and sell foreign exchange at the People’s Bank of China published exchange rate. When People’s Bank of China or other regulatory authorities approve foreign currency payments, payment application forms, supplier invoices, shipping documents, and signed contracts are required. These foreign exchange control procedures imposed by the Chinese government authorities may limit the ability of our PRC operating entities to transfer their net assets to us through loans, advances or cash dividends. In addition, as an offshore holding company with a Chinese entity, we can only transfer funds to or fund our Chinese operating entity through loans or capital contributions. Any capital contributions or loans we make to operating entities in China, including proceeds from this offering, are subject to PRC regulations and approvals.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of June 30, 2026, we had cash and cash equivalents of approximately $61,896. Our current assets were approximately $9.32 million, and our current liabilities were approximately $3.92 million, which resulted in a working capital of $5.40 million. Our operating cash inflow was $50,628 for the six months ended June 30, 2026.

Historically, our working capital comes primarily from operations, bank loans, customer advances and shareholder contributions. Our working capital are affected by operational efficiency, the number and dollar value of revenue contracts, the progress or execution of customer contracts, and the timing of accounts receivable collection.

Subsequent to the period end, the Company’s liquidity position significantly improved through capital raising activities. Specifically, between July 15 and July 17, 2026, the Company completed a private placement issuing 7,000,000 Class A Ordinary Shares for gross proceeds of approximately $10.86 million . Taking into account this post-period capital influx, our management believes that our current financial resources, including cash on hand, operating cash flows, and the proceeds from the July 2026 private placement, will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months from the date of this report.

However, we may require additional cash resources if we experience changing business conditions or other strategic developments, such as pursuing opportunities for investments, acquisitions, or strategic partnerships. If our cash needs exceed our available cash on hand, we may continue to seek to issue debt or equity securities or obtain additional credit facilities as appropriate.

Cash Flows

	For the Six Months Ended June 30,
	2026	2025
Net cash provided by (used in) operating activities	$50,628	$(5,451,079)
Net cash provided by financing activities	-	4,657,078
Effect of exchange rates on cash and cash equivalents	10,879	812,843
Net change in cash, including cash from discontinued operations	61,507	18,841
Cash, including cash from discontinued operations - beginning of period	389	28,654
Cash, including cash from discontinued operations - end of period	$61,896	$47,495

Operating activities

Net cash provided by operating activities was $50,628 for the six months ended June 30, 2026, which primarily reflected our net income of $51,273, as adjusted for non-cash items and net changes in our operating assets and liabilities. The fluctuations and significant movements in our operating assets and liabilities during the period were primarily driven by the operational dynamics of Jiaxing XC, which mainly included:

(i) a decrease in accounts receivable of $3,010,596, which was primarily driven by accelerated collection efforts and shortened credit cycles implemented by Jiaxing XC during the first half of 2026 to optimize liquidity;

(ii) a decrease in accounts payable of $4,087,223, primarily reflecting timely settlements and heavy repayments of outstanding vendor and supplier liabilities by Jiaxing XC as part of its structural transition; and

(iii) an increase in accrued liabilities and other payables of $928,336, which was primarily driven by increased accrued professional fees, compliance costs associated with listing status, and temporary deferred operational expenditures during the period.

Net cash used in operating activities was $5,451,079 for the six months ended June 30, 2025, which comprised net cash used in operating activities from continuing operations of $5,303,783 and net cash used in operating activities from discontinued operations of $147,296. Net cash used in operating activities from continuing operations was primarily driven by a net loss from continuing operations of $617,588 for the period, combined with net changes in our operating assets and liabilities, which was primarily characterized by a substantial increase in other receivables from related parties of $4,045,445 due to short-term business advances made prior to the disposal of legacy operations, partially offset by a decrease in prepaid expenses and other current assets of $643,020.

Investing activities

There is no investing activities for the six months ended June 30, 2026 and 2025.

Financing activities

There is no financing activities for the six months ended June 30, 2026. Net cash provided by financing activities was approximately $4,657,078 for the six months ended June 30, 2025, comprised of net cash provided by financing activities from continuing operations $5,353,931, which proceeds from issuance of common stock and net cash used in financing activities from discontinued operations of $696,853, which was repayments of short-term loans – bank of approximately $696,853.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our unaudited condensed consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – D. Property, Plant and Equipment – Intellectual Property.”

D. Trend Information.

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

E. Critical Accounting Estimates.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements.

Significant estimates required to be made by management are specifically driven by the Company’s current asset and liability structure, which include, but are not limited to: (i) the allowance for credit losses (CECL) on trade accounts receivable and other receivables from related parties, (ii) the assessment of collectability and valuation of prepaid expenses and other current assets, (iii) the determination of the incremental borrowing rate used to measure lease liabilities and the corresponding right-of-use assets, and (iv) provisions necessary for taxes payable and other contingent liabilities. Actual results could differ from those estimates

Cash and cash equivalents

Cash and cash equivalents represent cash at bank which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Accounts receivable

Accounts receivable are presented net of allowance for credit losses.

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest.

Since January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive income(loss). The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of receivables arising from sales of our products. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit.

As of June 30, 2026 and December 31, 2025, there is no allowance for credit losses balances from continuing operations.

Prepaid expenses and other current assets

Prepaid expenses and other current assets are recorded at cost less any provision for impairment.

Prepaid expenses primarily include Nasdaq membership fees, which are amortized on a straight-line basis over the period benefited of five years. As of June 30, 2026 and December 31, 2025, the balance of prepaid expenses from Nasdaq membership is $36,984 and $41,011.

Other current assets primarily consist of amounts due from third-party individuals for fund transactions and deposits for daily operations. The Company reviews the recoverability of other current assets on a regular basis and records an allowance for credit loss when collection is considered doubtful. As of June 30, 2026 and December 31, 2025, there is no allowance for credit losses balances from continuing operations.

Accounts payable

Accounts payable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable primarily consist of amounts due to suppliers and vendors for goods received in the ordinary course of business. Amounts due to related parties are separately disclosed. Due to their short-term nature, the carrying amounts of accounts payable approximate their fair values. The Company recognizes payables when the risks and rewards associated with the underlying goods have been transferred to the Company and the obligation to pay is established.

Leases

The Company adopted the new lease standard, ASC 842, Leases (Topic 842) since December 1, 2022. The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheets for any new or existing lease arrangements with lease terms of twelve months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

Operating lease assets are included within “Right-of-use asset”, and the corresponding operating lease liabilities are included within “Lease liability-current” for the current portion, and within “Lease liability-non-current” for the long-term portion on the consolidated balance sheets as of June 30, 2026 and December 31, 2025.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company’s incremental borrowing rate, on a secured basis. The lease term includes optional renewal periods and early termination payments when it is reasonably certain that the Company will exercise those rights. The initial measurement of the right-of-use asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

Revenue recognition

We generate our revenues primarily through sales of products. We early adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach. The adoption of this standard did not have a material impact on our unaudited condensed consolidated financial statements. Therefore, no adjustments to opening retained earnings were necessary.

ASC 606, “Revenue from Contracts with Customers,” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way we record our revenue.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2026 and 2025. The Company does not believe there was any uncertain tax provision at June 30, 2026 and 2025.

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No income was generated outside the PRC for the six months ended June 30, 2026 and 2025. As of December 31, 2025, all of the Company’s tax returns of its PRC operating entities remain open for statutory examination by PRC tax authorities.

Recent Accounting Pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In April 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock. The amendments require PIK dividends to be measured based on agreement rates to improve comparability and eliminate practice diversity. Effective for annual periods beginning after December 15, 2026, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In May 2026, the FASB issued ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818). The amendments establish a comprehensive model for the recognition, measurement, presentation, and disclosure of environmental credits and compliance obligations. The amendments are effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Company is currently evaluating the impact of this ASU on its financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact ASU 2025-05 will have on its financial statements.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial position, statements of operations and cash flows.

Holding Company Structure

Huachen Cayman is a holding company with no material operation. The Operating Subsidiaries conduct operations in China. Huachen Cayman may rely on dividends to be paid by the PRC subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt it may incur and to pay its operating expenses. If the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to Huachen Cayman.

Inflation

Inflation does not materially affect our business or the results of our operations.